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Exhibit 99.1

Attributed Financial Information for Tracking Stock Groups

        Our Liberty Interactive common stock is intended to reflect the separate performance of our Interactive Group which is comprised of our businesses engaged in video and on-line commerce, including our subsidiaries, QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and BuySeasons, Inc. and our interests in IAC/InterActiveCorp, Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. Our Liberty Starz common stock is intended to reflect the separate performance of our Starz Group which primarily includes our wholly-owned subsidiary Starz Entertainment, LLC and Starz Media, as of September 30, 2010. Our Liberty Capital common stock is intended to reflect the separate performance of our Capital Group which is comprised of all of our assets and businesses not attributed to the Interactive Group or the Starz Group.

        The following tables present our assets, liabilities, revenue, expenses and cash flows as of and for the periods ended September 30, 2010 and 2009. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Interactive Group, the Starz Group and the Capital Group, respectively. The financial information should be read in conjunction with our unaudited condensed consolidated financial statements for the three and nine month periods ended September 30, 2010 included in this Quarterly Report on Form 10-Q.

        Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Interactive Group, the Starz Group and the Capital Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty Interactive common stock, Liberty Starz common stock and Liberty Capital common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty Interactive common stock, Liberty Starz common stock and Liberty Capital common stock does not affect the rights of our creditors or creditors of our subsidiaries.

SUMMARY ATTRIBUTED FINANCIAL DATA

Interactive Group

	September 30, 2010	December 31, 2009
	amounts in millions
Summary balance sheet data:
Current assets	$2,645	3,379
Cost investments	$336	734
Equity investments	$933	895
Total assets	$16,029	17,343
Long-term debt, including current portion	$5,415	6,073
Long-term deferred income tax liabilities	$2,726	1,939
Attributed net assets	$5,952	6,794

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	amounts in millions
Summary operations data:
Revenue	$1,968	1,827	6,046	5,594
Cost of sales	(1,254)	(1,182)	(3,832)	(3,573)
Operating expenses	(186)	(172)	(562)	(519)
Selling, general and administrative expenses(1)	(167)	(140)	(519)	(437)
Depreciation and amortization	(141)	(139)	(421)	(421)

Operating income	220	194	712	644
Interest expense	(158)	(147)	(468)	(353)
Share of earnings of affiliates, net	36	—	95	—
Realized and unrealized losses on financial instruments	(68)	—	(36)	—
Gains on disposition, net	30	—	394	—
Other income (expense), net	5	(57)	(41)	(159)
Income tax (expense) benefit	55	13	(151)	(41)

Net earnings	120	3	505	91
Less net earnings attributable to the noncontrolling interests	15	9	32	26

Net earnings (loss) attributable to Liberty Media Corporation shareholders	$105	(6)	473	65

(1)
Includes stock-based compensation of $12 million and $12 million for the three months ended September 30, 2010 and 2009, respectively, and $49 million and $33 million for the nine months ended September 30, 2010 and 2009, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA

Starz Group

	September 30, 2010	December 31, 2009
	amounts in millions
Summary balance sheet data:
Current assets	$1,999	1,544
Total assets	$2,736	2,198
Long-term debt, including current portion	$99	48
Attributed net assets	$2,179	2,040

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	amounts in millions
Summary operations data:
Revenue	$319	304	937	900
Operating expenses	(192)	(174)	(529)	(496)
Selling, general and administrative expenses(1)	(43)	(58)	(127)	(164)
Depreciation and amortization	(7)	(5)	(16)	(17)

Operating income	77	67	265	223
Other income (expense), net	1	(3)	1	(3)
Income tax expense	(30)	(36)	(100)	(73)

Earnings from continuing operations	48	28	166	147
Loss from discontinued operations, net of taxes	—	(26)	—	85

Net earnings	$48	2	166	232

(1)
Includes stock-based compensation of $5 million and $20 million for the three months ended September 30, 2010 and 2009, respectively, and $14 million and $60 million for the nine months ended September 30, 2010 and 2009, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA

Capital Group

	September 30, 2010	December 31, 2009
	amounts in millions
Summary balance sheet data:
Current assets	$2,094	4,087
Cost investments	$4,193	3,355
Total assets	$7,881	9,373
Long-term debt, including current portion	$2,005	3,653
Deferred income tax liabilities, including current portion	$1,211	2,260
Attributed net assets	$2,016	1,275

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	amounts in millions
Summary operations data:
Revenue	$251	171	617	495
Operating expenses	(157)	(146)	(458)	(381)
Selling, general and administrative expenses (1)	(77)	(99)	(258)	(218)
Depreciation and amortization	(20)	(20)	(57)	(62)

Operating loss	(3)	(94)	(156)	(166)
Interest expense	(12)	(29)	(45)	(102)
Realized and unrealized gains (losses) on financial instruments, net	70	(98)	125	(58)
Other income (expense), net	(32)	3	25	178
Income tax benefit	3	86	14	57

Net earnings (loss)	26	(132)	(37)	(91)
Less net earnings (loss) attributable to the noncontrolling interests	—	—	(3)	—

Net earnings (loss) attributable to Liberty Media Corporation shareholders	$26	(132)	(34)	(91)

(1)
Includes stock-based compensation of $8 million and $3 million for the three months ended September 30, 2010 and 2009, respectively, and $22 million and $5 million for the nine months ended September 30, 2010 and 2009, respectively.

 BALANCE SHEET INFORMATION
September 30, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Inter-group eliminations	Consolidated Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$935	1,015	1,581	—	3,531
Trade and other receivables, net	517	230	51	—	798
Inventory, net	1,109	—	—	—	1,109
Program rights	—	504	—	—	504
Current deferred tax assets	—	61	—	(61)	—
Other current assets	84	189	462	—	735

Total current assets	2,645	1,999	2,094	(61)	6,677

Investments in available-for-sale securities and other cost investments (note 2)	336	1	4,193	—	4,530
Investments in affiliates, accounted for using the equity method (note 3)	933	—	94	—	1,027
Property and equipment, net	1,042	109	144	—	1,295
Goodwill	5,901	132	200	—	6,233
Trademarks	2,492	—	—	—	2,492
Other non-amortizable intangibles	—	—	153	—	153
Intangible assets subject to amortization, net	2,593	21	149	—	2,763
Other assets, at cost, net of accumulated amortization	87	474	854	—	1,415

Total assets	$16,029	2,736	7,881	(61)	26,585

Liabilities and Equity
Current liabilities:
Accounts payable	$585	8	9	—	602
Accrued liabilities	631	261	51	—	943
Intergroup payable (receivable)	(15)	(34)	49	—	—
Financial instruments	99	4	1,148	—	1,251
Current portion of debt (note 4)	443	34	—	—	477
Current deferred tax liabilities	104	—	1,189	(61)	1,232
Other current liabilities	140	160	249	—	549

Total current liabilities	1,987	433	2,695	(61)	5,054

Long-term debt (note 4)	4,972	65	2,005	—	7,042
Deferred income tax liabilities	2,726	9	22	—	2,757
Other liabilities	283	50	1,143	—	1,476

Total liabilities	9,968	557	5,865	(61)	16,329
Equity/Attributed net assets	5,952	2,179	2,016	—	10,147
Noncontrolling interests in equity of subsidiaries	109	—	—	—	109

Total liabilities and equity	$16,029	2,736	7,881	(61)	26,585

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended September 30, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$1,968	—	—	1,968
Communications and programming services	—	319	251	570

	1,968	319	251	2,538

Operating costs and expenses:
Cost of sales	1,254	—	—	1,254
Operating	186	192	157	535
Selling, general and administrative, including stock-based compensation (note 5)	167	43	77	287
Depreciation and amortization	141	7	20	168

	1,748	242	254	2,244

Operating income (loss)	220	77	(3)	294
Other income (expense):
Interest expense	(158)	—	(12)	(170)
Share of earnings (loss) of affiliates, net (note 3)	36	—	(59)	(23)
Realized and unrealized gains (losses) on financial instruments, net	(68)	—	70	2
Loss on dispositions, net	30	(2)	—	28
Other, net	5	3	27	35

	(155)	1	26	(128)

Earnings before income taxes	65	78	23	166
Income tax (expense) benefit	55	(30)	3	28

Net earnings	120	48	26	194
Less net earnings attributable to the noncontrolling interests	15	—	—	15

Net earnings attributable to Liberty Media Corporation shareholders	$105	48	26	179

Net earnings	$120	48	26	194

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	74	—	—	74
Unrealized holding gains arising during the period	34	—	3	37
Share of other comprehensive earnings of equity affiliates	8	—	—	8
Other, net	21	—	—	21

Other comprehensive earnings	137	—	3	140

Comprehensive earnings	257	48	29	334
Less comprehensive earnings attributable to the noncontrolling interests	20	—	—	20

Comprehensive earnings attributable to Liberty Media Corporation shareholders	$237	48	29	314

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended September 30, 2009

(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$1,827	—	—	1,827
Communications and programming services	—	304	171	475

	1,827	304	171	2,302

Operating costs and expenses:
Cost of sales	1,182	—	—	1,182
Operating	172	174	146	492
Selling, general and administrative, including stock-based compensation (notes 1 and 5)	140	58	99	297
Depreciation and amortization	139	5	20	164

	1,633	237	265	2,135

Operating income (loss)	194	67	(94)	167
Other income (expense):
Interest expense	(147)	(1)	(29)	(177)
Intergroup interest income (expense)	(8)	4	4	—
Share of earnings (losses) of affiliates, net	36	(4)	(22)	10
Realized and unrealized losses on financial instruments, net	(67)	(2)	(98)	(167)
Gains (losses) on dispositions, net	3	1	(17)	(13)
Other, net	(21)	(1)	38	16

	(204)	(3)	(124)	(331)

Earnings (loss) from continuing operations before income taxes	(10)	64	(218)	(164)
Income tax benefit (expense) (note 6)	13	(36)	86	63

Earnings (loss) from continuing operations	3	28	(132)	(101)
Loss from discontinued operations, net of taxes	—	(26)	—	(26)

Net earnings (loss)	3	2	(132)	(127)
Less net earnings attributable to the noncontrolling interests	9	—	—	9

Net earnings (loss) attributable to Liberty Media Corporation shareholders	$(6)	2	(132)	(136)

Net earnings (loss)	$3	2	(132)	(127)

Other comprehensive earnings, net of taxes:
Foreign currency translation adjustments	41	(6)	1	36
Unrealized holding gains (losses) arising during the period	143	8	20	171
Recognition of previously unrealized gains on available-for-sale securities, net	(1)	—	(1)	(2)
Share of other comprehensive loss of equity affiliates	—	(1)	—	(1)
Other comprehensive earnings from discontinued operations	—	20	—	20
Other	(3)	—	—	(3)

Other comprehensive earnings	180	21	20	221

Comprehensive earnings (loss)	183	23	(112)	94
Less comprehensive earnings attributable to the noncontrolling interests	17	—	—	17

Comprehensive earnings (loss) attributable to Liberty Media Corporation shareholders	$166	23	(112)	77

 STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION
Nine months ended September 30, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$6,046	—	—	6,046
Communications and programming services	—	937	617	1,554

	6,046	937	617	7,600

Operating costs and expenses:
Cost of sales	3,832	—	—	3,832
Operating	562	529	458	1,549
Selling, general and administrative including stock-based compensation (notes 1 and 5)	519	127	258	904
Depreciation and amortization	421	16	57	494

	5,334	672	773	6,779

Operating income (loss)	712	265	(156)	821
Other income (expense):
Interest expense	(468)	(1)	(45)	(514)
Intergroup interest income (expense)	(3)	2	1	—
Share of earnings (losses) of affiliates, net	95	—	(70)	25
Realized and unrealized gains (losses) on financial instruments, net	(36)	(1)	125	88
Gains (losses) on dispositions, net	394	(2)	24	416
Other, net	(38)	3	70	35

	(56)	1	105	50

Earnings (loss) before income taxes	656	266	(51)	871
Income tax (expense) benefit (note 6)	(151)	(100)	14	(237)

Net earnings (loss)	505	166	(37)	634
Less net earnings (loss) attributable to the noncontrolling interests	32	—	(3)	29

Net earnings (loss) attributable to Liberty Media Corporation shareholders	$473	166	(34)	605

Net earnings (loss)	$505	166	(37)	634

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(28)	—	—	(28)
Unrealized holding gains (loss) arising during the period	63	—	(28)	35
Recognition of previously unrealized gains on available-for-sale securities, net	(113)	—	(13)	(126)
Share of other comprehensive earnings of equity affiliates	7	—	—	7
Reattribution of other comprehensive earnings between tracking stocks	(30)	—	30	—
Other	46	—	—	46

Other comprehensive loss	(55)	—	(11)	(66)

Comprehensive earnings (loss)	450	166	(48)	568
Less comprehensive earnings (loss) attributable to the noncontrolling interests	43	—	(3)	40

Comprehensive earnings (loss) attributable to Liberty Media Corporation shareholders	$407	166	(45)	528

 STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Nine months ended September 30, 2009
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$5,594	—	—	5,594
Communications and programming services	—	900	495	1,395

	5,594	900	495	6,989

Operating costs and expenses:
Cost of sales	3,573	—	—	3,573
Operating	519	496	381	1,396
Selling, general and administrative including stock-based compensation (notes 1 and 5)	437	164	218	819
Depreciation and amortization	421	17	62	500

	4,950	677	661	6,288

Operating income (loss)	644	223	(166)	701
Other income (expense):
Interest expense	(353)	(2)	(102)	(457)
Intergroup interest income (expense)	(10)	5	5	—
Share of losses of affiliates, net	(47)	(8)	(26)	(81)
Realized and unrealized gains (losses) on financial instruments, net	(114)	7	(58)	(165)
Gains on dispositions, net	—	2	96	98
Other, net	12	(7)	103	108

	(512)	(3)	18	(497)

Earnings (loss) from continuing operations before income taxes	132	220	(148)	204
Income tax benefit (expense) (note 6)	(41)	(73)	57	(57)

Earnings (loss) from continuing operations	91	147	(91)	147
Earnings from discontinued operations, net of taxes	—	85	—	85

Net earnings (loss)	91	232	(91)	232
Less net earnings attributable to the noncontrolling interests	26	—	—	26

Net earnings (loss) attributable to Liberty Media Corporation shareholders	$65	232	(91)	206

Net earnings (loss)	$91	232	(91)	232

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	21	—	2	23
Unrealized holding gains arising during the period	151	6	33	190
Recognition of previously unrealized (gains) losses on available-for-sale securities, net	—	1	(1)	—
Share of other comprehensive loss of equity affiliates	(5)	(6)	—	(11)
Other comprehensive earnings from discontinued operations	—	14	—	14
Other	34	—	—	34

Other comprehensive earnings	201	15	34	250

Comprehensive earnings (loss)	292	247	(57)	482
Less comprehensive earnings attributable to the noncontrolling interests	24	—	—	24

Comprehensive earnings (loss) attributable to Liberty Media Corporation shareholders	$268	247	(57)	458

 STATEMENT OF CASH FLOWS INFORMATION
Nine months ended September 30, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$505	166	(37)	634
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	421	16	57	494
Stock-based compensation	49	14	22	85
Cash payments for stock based compensation	(20)	(34)	(3)	(57)
Noncash interest expense	86	—	1	87
Share of losses (earnings) of affiliates, net	(95)	—	70	(25)
Cash receipts from return on equity investments	14	—	—	14
Realized and unrealized gains (losses) on financial instruments, net	36	1	(125)	(88)
(Gains) losses on disposition of assets, net	(394)	2	(24)	(416)
Intergroup tax allocation	41	89	(130)	—
Intergroup tax payments	(194)	23	171	—
Deferred income tax expense	56	10	39	105
Other noncash charges, net	23	19	121	163
Changes in operating assets and liabilities
Current and other assets	570	(70)	(52)	448
Payables and other current liabilities	(147)	(38)	112	(73)

Net cash provided by operating activities	951	198	222	1,371

Cash flows from investing activities:
Cash proceeds from dispositions	459	30	29	518
Proceeds (payments) related to settlement of financial instruments	(31)	—	750	719
Investments in and loans to cost and equity investees	—	—	(288)	(288)
Repayment of loan by equity investee	—	—	101	101
Capital expended for property and equipment	(176)	(2)	(8)	(186)
Net purchases of short term investments	—	(149)	(278)	(427)
Net (increase) decrease in restricted cash	1	(20)	(13)	(32)
Reattribution of cash	807	36	(843)	—
Other investing activities, net	(46)	—	(7)	(53)

Net cash provided (used) by investing activities	1,014	(105)	(557)	352

Cash flows from financing activities:
Borrowings of debt	2,999	—	97	3,096
Repayments of debt	(4,518)	(3)	(1,015)	(5,536)
Intergroup debt borrowings/(repayments)	(316)	158	158	—
Repurchases of Liberty common stock	—	(40)	(587)	(627)
Other financing activities, net	(88)	13	106	31

Net cash provided (used) by financing activities	(1,923)	128	(1,241)	(3,036)

Effect of foreign currency rates on cash	9	—	—	9

Net increase (decrease) in cash and cash equivalents	51	221	(1,576)	(1,304)
Cash and cash equivalents at beginning of period	884	794	3,157	4,835

Cash and cash equivalents at end period	$935	1,015	1,581	3,531

 STATEMENT OF CASH FLOWS INFORMATION
Nine months ended September 30, 2009
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$91	232	(91)	232
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Earnings from discontinued operations	—	(85)	—	(85)
Depreciation and amortization	421	17	62	500
Stock-based compensation	33	60	5	98
Cash payments for stock based compensation	(9)	(2)	—	(11)
Noncash interest expense	63	52	—	115
Share of losses of affiliates, net	47	8	26	81
Realized and unrealized losses on financial instruments, net	114	(7)	58	165
Gains on disposition of assets, net	—	(2)	(96)	(98)
Intergroup tax allocation	116	80	(196)	—
Intergroup tax payments	(168)	(121)	289	—
Other intergroup cash transfers, net	—	(53)	53	—
Deferred income tax benefit	(162)	(10)	(1)	(173)
Other noncash charges (credits), net	(7)	(44)	41	(10)
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Current and other assets	183	(71)	35	147
Payables and other current liabilities	(23)	(78)	54	(47)

Net cash provided by operating activities	699	(24)	239	914

Cash flows from investing activities:
Cash proceeds from dispositions	82	2	206	290
Proceeds from settlement of financial instruments	7	21	1,067	1,095
Investments in and loans to cost and equity investees	(23)	—	(705)	(728)
Repayment of loan by equity investee	—	—	409	409
Capital expended for property and equipment	(132)	(6)	(10)	(148)
Net sales of short term investments	—	—	58	58
Net decrease (increase) in restricted cash	(13)	1	75	63
Other investing activities, net	(13)	(1)	(26)	(40)

Net cash provided by (used in) investing activities	(92)	17	1,074	999

Cash flows from financing activities:
Borrowings of debt	1,124	—	1,970	3,094
Intergroup debt borrowings	510	(255)	(255)	—
Repayments of debt	(2,128)	(2)	(1,785)	(3,915)
Repurchases of Liberty common stock	—	—	(3)	(3)
Other financing activities, net	(124)	49	187	112

Net cash provided by (used in) financing activities	(618)	(208)	114	(712)

Effect of foreign currency rates on cash	(5)	(8)	—	(13)

Net cash provided by discontinued operations
Cash provided by operating activities	—	156	—	156
Cash used by investing activities	—	(17)	—	(17)
Cash used by financing activities	—	(146)	—	(146)
Change in available cash held by discontinued operations	—	38	—	38

Net cash provided by discontinued operations	—	31	—	31

Net increase (decrease) in cash and cash equivalents	(16)	(192)	1,427	1,219
Cash and cash equivalents at beginning of period	832	732	1,496	3,060

Cash and cash equivalents at end period	$816	540	2,923	4,279

Notes to Attributed Financial Information

(unaudited)

(1)
The assets attributed to our Interactive Group include our consolidated subsidiaries QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and BuySeasons, Inc., and our interests in IAC/InterActiveCorp, GSI Commerce, Inc., Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. Accordingly, the accompanying attributed financial information for the Interactive Group includes our investments in IAC/InterActiveCorp, Expedia, GSI, HSN, Interval and Lending Tree, as well as the assets, liabilities, revenue, expenses and cash flows of QVC, Provide, Backcountry, Bodybuilding and BuySeasons. We have also attributed certain of our debt obligations (and related interest expense) to the Interactive Group based upon a number of factors, including the cash flow available to the Interactive Group and its ability to pay debt service and our assessment of the optimal capitalization for the Interactive Group. The specific debt obligations attributed to each of the Interactive Group, the Starz Group and the Capital Group are described in note 4 below. In addition, we have allocated certain corporate general and administrative expenses among the Interactive Group, the Starz Group and the Capital Group as described in note 5 below.

  The Interactive Group focuses on video and on-line commerce businesses. Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Interactive Group.

  The Starz Group consists primarily of our subsidiary Starz Entertainment, LLC and approximately $635 million of corporate cash. Accordingly, the accompanying attributed financial information for the Starz Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. As discussed below, Starz Media, LLC ("Starz Media") is attributed to the Starz Group as of September 30, 2010 and the results of Starz Media will be reflected prospectively in the Starz Group.

  The Starz Group focuses primarily on video programming. Accordingly, we expect that businesses we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Starz Group.

  The Capital Group consists of all of our businesses not included in the Interactive Group or the Starz Group, including our consolidated subsidiaries Starz Media through September 30, 2010, Atlanta National League Baseball Club, Inc., TruePosition, Inc. and certain cost and equity investments. Accordingly, the accompanying attributed financial information for the Capital Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. In addition, we have attributed to the Capital Group all of our notes and debentures (and related interest expense) that have not been attributed to the Interactive Group or the Starz Group. See note 4 below for the debt obligations attributed to the Capital Group.

  Any businesses that we may acquire in the future that are not attributed to the Interactive Group or the Starz Group will be attributed to the Capital Group.

  While we believe the allocation methodology described above is reasonable and fair to each group, we may elect to change the allocation methodology in the future. In the event we elect to transfer assets or businesses from one group to the other, such transfer would be made on a fair value basis and would be accounted for as a short-term loan unless our board of directors determines to account for it as a long-term loan or through an inter-group interest.

Notes to Attributed Financial Information (Continued)

(unaudited)

  On February 25, 2010, Liberty announced that its board of directors had resolved to effect the following changes in attribution between the Capital Group and the Interactive Group, effective immediately (the "February Reattribution"):

  •
  the change in attribution from the Interactive Group to the Capital Group of Liberty's 14.6% ownership interest in Live Nation Entertainment, Inc.;

  •
  the change in attribution from the Capital Group to the Interactive Group of the following debt securities:

  •
  $469 million in principal amount of 4% Exchangeable Senior Debentures due 2029 (the "2029 Exchangeables");

  •
  $460 million in principal amount of 3.75% Exchangeable Senior Debentures due 2030 (the "2030 Exchangeables"); and

  •
  $492 million in principal amount of 3.5% Exchangeable Senior Debentures due 2031 (the "2031 Exchangeables", and together with the 2029 Exchangeables and the 2030 Exchangeables, the "Exchangeable Notes");

  •
  the change in attribution from the Capital Group to the Interactive Group of approximately $830 million in net taxable income to be recognized ratably in tax years 2014 through 2018 as a result of the cancellation in April 2009 of $400 million in principal amount of 2029 Exchangeables and $350 million in principal amount of 2030 Exchangeables; and

  •
  the change in attribution from the Capital Group to the Interactive Group of $807 million in cash.

  Liberty has accounted for the February Reattribution prospectively. This change in attribution had no effect on the balance sheet and results of operations attributed to the Starz Group.

  The reattribution between the groups resulted in the following impact to attributed net assets:

	Interactive Group increase (decrease)	Capital Group increase (decrease)
	amounts in millions
Assets:
Cash	$807	(807)
Investment in available-for-sale securities	(307)	307

Net increase (decrease) to assets	500	(500)
Liabilities (including accumulated other comprehensive earnings:
Exchangeable senior debentures (including accrued interest)	767	(767)
Deferred tax liabilities	1,048	(1,048)
Accumulated other comprehensive earnings	(30)	30

Net increase (decrease) to liabilities	1,785	(1,785)
Impact to attributed net assets	$(1,285)	1,285

  The assets and liabilities were reattributed at their book values versus the estimated fair values of those assets and liabilities that were considered by our board of directors, among other factors, in approving the reattribution. As a result, on a book value basis there is a transfer of net assets between the tracking stocks of $1,285 million. The principal reasons for the difference between fair

Notes to Attributed Financial Information (Continued)

(unaudited)

  value and book value is (i) the deferred tax liabilities under GAAP are required to be carried at the gross undiscounted basis difference multiplied by the company's effective tax rate whereas on a fair value basis, these future tax liabilities are not expected to be incurred for many years and therefore their present discounted value is substantially less, and (ii) the senior exchangeables are expected to continue to generate interest deductions for tax purposes in excess of the annual cash coupon over their remaining life, the present value of which is not reflected in the book values of the reattributed assets and liabilities.

  On September 16, 2010, Liberty Media's board of directors approved a change in attribution of Liberty Media's interest in Starz Media, LLC along with $15 million in cash from its Capital Group to its Starz Group, effective September 30, 2010 (the "Starz Media Reattribution"). As a result of the Starz Media Reattribution, an intergroup payable of approximately $54.9 million owed by Liberty Media's Capital Group to its Starz Group has been extinguished, and its Starz Group has become attributed with approximately $53.7 million in bank debt, interest rate swaps, and any shutdown costs associated with the winding down of the Overture Films business. Notwithstanding the Starz Media Reattribution, the board determined that certain tax benefits relating to the operation of the Starz Media, LLC business by Liberty Media's Capital Group that may be realized from any future sale or other disposition of that business by Liberty Media's Starz Group will remain attributed to its Capital Group.

  Liberty has accounted for the Starz Media Reattribution prospectively. This change in attribution has no impact on the balance sheet and results of operations attributed to the Interactive Group.

  The assets and liabilities were attributed at their book values versus the estimated fair values of those assets and liabilities that were considered by our board of directors, among other factors, in approving the reattribution. As a result, on a book value basis there is a transfer of net assets between the tracking stock groups of $54 million from the Capital Group to the Starz Group.

  During the second quarter of 2009, each of the Starz Group and the Capital Group made intergroup loans to the Interactive Group in the amount of $250 million. Such loans (i) are secured by various public stocks attributed to the Interactive Group, (ii) accrue interest quarterly at the rate of LIBOR plus 500 basis points and (iii) are due June 16, 2010. In the first quarter of 2010, the Interactive Group repaid the remaining balance of the intergroup loans by making payments of $158 million to each of the Starz Group and the Capital Group.

  During the second quarter of 2010, Liberty announced that its board of directors has authorized its management to proceed with a plan to separate its Liberty Capital and Liberty Starz tracking stock groups from its Liberty Interactive tracking stock group.

  The proposed split-off will be effected by the redemption of all the outstanding shares of Liberty Capital tracking stock and Liberty Starz tracking stock in exchange for shares in a newly formed company ("Splitco"). Splitco will hold substantially all the assets and be subject to substantially all the liabilities currently attributed to the Liberty Capital and Liberty Starz tracking stock groups, other than a to-be-determined amount of cash, exchangeable debt in the principal amount of $1.1 billion and the stock into which such debt is exchangeable which will be reattributed from Liberty Capital to Liberty Entertainment prior to the completion of the proposed split-off. The common stock of Splitco will be divided into two tracking stock groups, one tracking assets that are currently attributed to the Liberty Capital group ("Splitco Capital") and the other tracking assets that are currently attributed to the Liberty Starz group ("Splitco Starz"). In the redemption, holders of Liberty Capital tracking stock will receive shares of Splitco Capital tracking stock and

Notes to Attributed Financial Information (Continued)

(unaudited)

  holders of Liberty Starz tracking stock will receive shares of Splitco Starz tracking stock. After the redemption, Splitco and Liberty will be separate public companies.

  The proposed split-off is intended to be tax-free to stockholders of Liberty and its completion will be subject to various conditions including the receipt of IRS private letter rulings, the opinions of tax counsel and required governmental approvals. The redemption that is necessary to effect the proposed split-off will require the affirmative vote of (i) a majority of the voting power of the outstanding shares of Liberty Capital tracking stock and (ii) a majority of the voting power of the outstanding shares of Liberty Starz tracking stock at a meeting called to consider the redemption. On August 6, 2010, Liberty announced that it had filed suit in the Delaware Court of Chancery against the trustee under the indenture governing the public indebtedness issued by the Company's subsidiary, Liberty Media LLC. The lawsuit was filed in response to allegations made by a law firm purporting to represent a holder with a large position in this public indebtedness. The lawsuit seeks a declaratory judgment by the court that the proposed split-off will not constitute a disposition of "all or substantially all" of the assets of Liberty Media LLC, as those terms are used in the indenture, as well as related injunctive relief. Resolution of the subject matter of this lawsuit is a condition to Liberty completing the proposed split-off. Subject to the satisfaction of the conditions described above, Liberty intends to complete the proposed split-off in the first half of 2011.

Notes to Attributed Financial Information (Continued)

(unaudited)

(2)
Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	September 30, 2010	December 31, 2009
	amounts in millions
Capital Group
Time Warner Inc.(a)	$1,049	997
Time Warner Cable Inc.(a)	464	356
Sprint Nextel Corporation(a)	329	260
Motorola, Inc.(a)	443	403
Viacom, Inc.	275	226
Live Nation Entertainment, Inc.(b)	270	—
CenturyLink, Inc.(a)	212	195
Other available-for-sale equity securities(a)	287	220
SIRIUS XM debt securities(c)	422	300
Other available-for-sale debt securities	433	376
Other cost investments and related receivables	9	22

Total attributed Capital Group	4,193	3,355

Interactive Group
IAC/InterActiveCorp(d)	336	492
Other(e)	—	242

Total attributed Interactive Group	336	734

Starz Group
Other	1	31

Total attributed Starz Group	1	31

Consolidated Liberty	$4,530	4,120

(a)
Includes shares pledged as collateral for share borrowing arrangements.

(b)
On January 25, 2010, Live Nation, Inc. and Ticketmaster Entertainment, Inc. completed a merger transaction. Liberty owned approximately 29% of the outstanding common stock of Ticketmaster and received 1.474 shares of Live Nation Entertainment, Inc. for each share of Ticketmaster. As a result of the merger Liberty now owns approximately 15% of combined entity and accounts for the new investment as an AFS security. Liberty recorded the transaction at fair value and recorded a $178 million gain. At the time of the merger that investment was attributed to the Interactive Group. As a result of the reattribution the Live Nation investment is attributed to the Capital Group.

(c)
During the six months ended June 30, 2010 Liberty acquired $150 million of SIRIUS XM 8.75% bonds due April 15, 2015 at par and SIRIUS XM repurchased and retired certain public bonds of which Liberty owned approximately $55 million of principal amounts. Proceeds from the repurchase were approximately $58 million.

(d)
During the three months ended March 31, 2010, Liberty sold approximately 3.7 million shares of IAC in the open market for cash proceeds of approximately $77 million. Liberty also physically settled a derivative by delivering 7.5 million shares of IAC for proceeds of $153 million. The

Notes to Attributed Financial Information (Continued)

(unaudited)

  combined gain on the disposition of IAC shares recorded in gains (losses) on dispositions, net was $53 million.

(e)
During the three months ended March 31, 2010, QVC sold its investment in GSI Commerce for aggregate cash proceeds of $220 million. QVC recognized a $132 million gain on the sale.

(3)
The following table presents information regarding certain equity method investments:

				Share of earnings (losses) nine months ended September 30,
	September 30, 2010
	Percentage ownership	Carrying value	Market value
				2010	2009
	dollar amounts in millions
Interactive Group
Expedia	25%	$698	$1,954	$85	$47
Capital Group
SIRIUS XM(a)	40%	$—	$3,111	$(51)	$(14)

(a)
When Liberty applied its initial equity method accounting on the SIRIUS XM investment, Liberty's basis in the investment was different than the underlying equity in the net assets of SIRIUS XM. As a result, Liberty established an excess basis account and allocated the differences to certain fair value adjustments to the outstanding debt (at the time of our initial investment) and certain intangible assets. Even though SIRIUS XM had net income during the current year the amortization of the excess basis resulted in Liberty recording share of losses. In the third quarter of 2010 these share of losses were accelerated as SIRIUS XM refinanced certain debt which had an associated discount recorded in Liberty's excess basis account. As SIRIUS XM repays certain debt issuances where Liberty has established debt discounts, the extinguishment typically results in a loss on the retirement of Liberty's excess basis account. Liberty has suspended taking losses of our basis in SIRIUS XM below zero as Liberty does not have any funding commitments.

Notes to Attributed Financial Information (Continued)

(unaudited)

(4)
Debt attributed to the Interactive Group, the Starz Group and the Capital Group is comprised of the following:

	September 30, 2010
	Outstanding principal	Carrying value
	amounts in millions
Capital Group
3.125% Exchangeable Senior Debentures due 2023	$1,138	1,255
Liberty bank facility	750	750

Total attributed Capital Group debt	1,888	2,005

Interactive Group
5.7% Senior Notes due 2013	324	323
8.5% Senior Debentures due 2029	287	284
8.25% Senior Debentures due 2030	504	501
4% Exchangeable Senior Debentures due 2029	469	249
3.75% Exchangeable Senior Debentures due 2030	460	247
3.5% Exchangeable Senior Debentures due 2031	490	319
3.25% Exchangeable Senior Debentures due 2031	541	351
QVC 7.125% Senior Secured Notes due 2017	500	500
QVC 7.5% Senior Secured Notes due 2019	1,000	984
QVC 7.375% Senior Secured Notes due 2020	500	500
QVC bank credit facilities	1,080	1,080
Other subsidiary debt	77	77

Total attributed Interactive Group debt	6,232	5,415

Starz Group
Subsidiary debt	99	99

Total attributed Starz Group debt	99	99

Total debt	$8,219	7,519

(5)
Cash compensation expense for our corporate employees has been allocated among the Interactive Group, the Starz Group and the Capital Group based on the estimated percentage of time spent providing services for each group. Stock compensation is allocated directly to the tracking stock groups based on the underlying stock of the options or other equity awards. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Amounts allocated from the Capital Group to the Interactive Group and the Starz Group, including stock-based compensation, are as follows:

	Nine months ended September 30,
	2010	2009
	amounts in millions
Interactive Group	$37	18
Starz Group	$14	49

Notes to Attributed Financial Information (Continued)

(unaudited)

  While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(6)
We have accounted for income taxes for the Interactive Group, the Starz Group and the Capital Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

(7)
The Liberty Interactive common stock, the Liberty Starz common stock and the Liberty Capital common stock have voting and conversion rights under our amended charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group, if issued, will be entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of only the holders of common stock related to our Interactive Group, our Starz Group or our Capital Group.

  At the option of the holder, each share of Series B common stock is convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to one of our other groups.

QuickLinks

  Exhibit 99.1
BALANCE SHEET INFORMATION September 30, 2010 (unaudited)
STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS INFORMATION Nine months ended September 30, 2010 (unaudited)
STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION Nine months ended September 30, 2009 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Nine months ended September 30, 2010 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Nine months ended September 30, 2009 (unaudited)
Notes to Attributed Financial Information (unaudited)